Mail Stop 4561

February 24, 2009

Rolla Huff
Chief Executive Officer
Earthlink, Inc.
1375 Peachtree St.
Atlanta, GA 30309

>   **Re: Earthlink, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **File No. 001-15605**

Dear Mr. Huff:

We have reviewed your response letter dated February 12, 2009 in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 3, 2009.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 15. Exhibits and Financial Statement Schedules, page 106

1.   We note your response to prior comment 3, which asked you to provide us with additional support for your conclusion that you are not substantially dependent upon your agreements with Time Warner Cable, Bright House Networks, and Comcast Corporation. We do not agree with your conclusion that you are not substantially dependent upon your agreement with Time Warner Cable. Please file this agreement as an exhibit, or submit a detailed argument providing significantly more support for your conclusion.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials

Rolla Huff
Earthlink, Inc.
February 24, 2009
Page 2

on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Jason Niethamer, Senior Staff Accountant, at (202) 551-3855 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Barbara Jacobs, Assistant Director at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief